09055776

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51605

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ViewTrade Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7208 West Palmetto Park Road, Suite 105
(No. and Street)

Boca Raton (City) FL (State) 33433 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Megan Wallace 561-620-0306
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200 (Address) Greenwood Village (City) CO (State) 80111 (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
103

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Megan Wallace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ViewTrade Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

JOHANNA MITRICAS
Notary Public, State of Florida
Commission# DD520467
My comm. expires Mar. 22, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VIEWTRADE SECURITIES, INC.

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
ViewTrade Securities, Inc.

We have audited the accompanying statement of financial condition of ViewTrade Securities, Inc. as of December 31, 2008, and the related statements of operations, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ViewTrade Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 12, 2009

VIEWTRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	225,363
Due from clearing brokers		480,526
Due from related parties (Note 3)		1,618,025
Deposits with clearing brokers		200,000
Securities owned, at fair value (Note 2)		276,756
Property, equipment and software, net of accumulated depreciation and amortization of $497,702		410,084
Other receivables		70,505
Other assets		30,563
Total assets	**$**	**3,311,822**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable	$	441,382
Notes payable (Note 7)		70,947
Accrued commissions and payroll		33,625
Securities sold, not yet purchased, at fair value (Note 2)		317
Other liabilities		20,358
Total liabilities		566,629
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (Note 6)		324,000
COMMITMENTS AND CONTINGENCIES (Notes 3 and 8)		
SHAREHOLDER'S EQUITY: (Note 5)		
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		1,932,299
Retained earnings		488,893
Total shareholder's equity		2,421,193
Total liabilities and shareholder's equity	**$**	**3,311,822**

The accompanying notes are an integral part of this statement.

VIEWTRADE SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

REVENUES:		
Commissions	$	3,936,274
Investment banking		303,038
Trading profit, net		624,935
Other income		1,319,154
Total revenues		6,183,401
EXPENSES:		
Commissions		1,462,578
Clearance and floor brokerage fees		1,248,200
Private placement fees		1,031,148
Salaries, wages and benefits		688,884
Communications and data processing		209,303
Occupancy expenses		367,521
General and administrative		101,159
Information technology		112,496
Depreciation and amortization		226,974
Regulatory fees		69,668
Interest expense		49,228
Professional fees		58,022
Advertising and promotion		24,047
Total expenses		5,649,228
NET INCOME BEFORE INCOME TAXES		534,173
Income tax provision (Note 4)		(306,412)
NET INCOME	**$**	**227,761**

The accompanying notes are an integral part of this statement.

VIEWTRADE SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common Stock		Additional Paid-In	Retained
	Shares	Amount	Capital	Earnings
BALANCES, December 31, 2007	100	$ 1	$ 1,932,299	$ 261,132
Net income	-	-	-	227,761
BALANCES, December 31, 2008	**100**	**$ 1**	**$ 1,932,299**	**$ 488,893**

The accompanying notes are an integral part of this statement.

VIEWTRADE SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS YEAR ENDED DECEMBER 31, 2008

BALANCE, December 31, 2007	$	346,680
Accrued interest previously subordinated		(20,358)
Payments		(2,322)
BALANCE, December 31, 2008	**$**	**324,000**

The accompanying notes are an integral part of this statement.

VIEWTRADE SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 227,761
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	226,974
Increase in receivable from clearing brokers	(194,194)
Increase in securities owned, at market value	(263,490)
Decrease in due from related parties	304,828
Increase in other receivables	(9,655)
Decrease in other assets	428
Decrease in accrued commissions and payroll	(37,582)
Increase in accounts payable	318,723
Decrease in securities sold, but not yet purchased	(1,344)
Decrease in other liabilities	(36,512)
Net cash flows provided by operating activities	535,937
CASH FLOWS USED IN INVESTING ACTIVITIES:	
Purchase of property, equipment and software	(303,544)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Reductions in subordinated debt	(22,680)
Payments made on notes payable	(91,081)
Issuance of notes payable	75,000
Net cash flows used in financing activities	(38,761)
NET INCREASE IN CASH AND CASH EQUIVALENTS	193,632
CASH AND CASH EQUIVALENTS, at beginning of year	31,731
CASH AND CASH EQUIVALENTS, at end of year	**$ 225,363**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for interest	**$ 58,022**

The accompanying notes are an integral part of this statement.

VIEWTRADE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

ViewTrade Securities, Inc. (the "Company") was incorporated in Delaware in May 2000. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of ViewTrade Holding Corporation ("VTH").

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Revenue recognition

The Company records proprietary transaction, commission revenue and related expenses on a trade date basis.

Depreciation

The Company provides for depreciation of furniture, equipment and software on a straight-line basis over the estimated lives of the related assets ranging from 3 to 7 years.

Income Taxes

The Company files a consolidated income tax return with its parent and provides for income taxes as if the Company filed separately. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "*Accounting for Income Taxes.*" Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences or benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (concluded)

On December 30, 2008, the Financial Accounting Standards Board voted on and adopted FSP FIN 48-3, ("Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities"). FSP FIN 48-3 defers the effective date of FIN 48 for nonpublic enterprises to the annual financial statements for fiscal years that begin after December 15, 2008. This interpretation requires entities to disclose any uncertain tax positions carried on its books for which it may not be sustained upon examination by taxing authorities. In accordance with the guidance listed above, the Company has elected to delay adoption of FIN 48 and furthermore, management feels that it will not have a significant impact on the Company or its financial statements.

Valuation of Securities

Securities transactions are recorded on a trade-date basis and related charges in fair value are reflected in income.

The Company adopted the provisions of SFAS No. 157, "Fair Value Measurements" (SFAS No. 157), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation of Securities (concluded)

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities and securities sold, not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2008.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Assets				
Investments in securities, at fair value	$ 276,756	$ -	$ -	$ 276,756
Liabilities				
Securities sold short, at fair value	$ 317	$ -	$ -	$ 317

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space, facilities and equipment from unrelated parties under noncancellable operating leases. At December 31, 2008, aggregate minimum future rental commitments under these leases with initial or remaining terms in excess of one year are as follows:

Year	Amount
2009	$ 60,816
2010	63,857
2011	67,042
2012	70,402
2013	73,935
	$ 336,052

Total rental expense of $367,521 including the noncancellable leases referred to above, was charged to operations during the year ended December 31, 2008.

In addition, at December 31, 2008, the Company had advances to its parent and an entity owned by its parent of $1,618,025. The advances are non-interest bearing, and are due on demand.

NOTE 4 - INCOME TAXES

For the year ended December 31, 2008, the Company recorded an income tax provision resulting from income recorded on a separate company basis. The recorded income tax provision of $306,412 is higher than the expected 34% income tax rate due to state income taxes, federal statutory rates and the under accrual of previous year income taxes flowing through the current year. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

NOTE 5- NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2008, the Company had net capital and net capital requirements of $432,499 and $100,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.26 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 6 - NOTES PAYABLE AND LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At December 31, 2008, the liabilities subordinated to claims of general creditors shown on the accompanying statement of financial condition represents amounts owed to individuals under three separate subordinated loan agreements. The notes bear interest at 7% and are due on November 15, 2010. The notes are approved by the Financial Industry Regulatory Authority, Inc. as subordinated loans, and thus are available in the computation of net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they cannot be repaid.

NOTE 7 - NOTES PAYABLE

The Company was fined by the NASD in the amount of $247,500 during the year ended December 31, 2005 and $45,000 during the year ended December 31, 2007. Under the payment agreements, the Company paid 25% of the fines upon signing the agreements and financed the remaining balance of $219,375 over the life of the respective notes. These notes bear interest at prime plus 3% at the date of issuance, payable in monthly installments of principal and interest. In addition during the year ended December 31, 2008 the company settled arbitration in the amount of $150,000 of which $52,500 is owed as of December 31, 2008.

The following is a schedule of future maturities of the respective notes payable.

Year	Amount
2009	$ 65,543
2010	5,404
	$ 70,947

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. The Company is a retail brokerage house and deals primarily in equity securities (in which it may act as a market maker) which it buys and sells on behalf of its customers on a fully disclosed basis, and for itself in its own trading activities.

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the market value of these securities declines subsequent to December 31, 2008. In addition, the Company has sold securities that it does not own and it will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2008 market value of the securities. The Company may incur a loss if the market value of the securities increases subsequent to December 31, 2008.

The Company's financial instruments, including cash and cash equivalents, receivables, payables and other liabilities are carried at amounts that approximate fair value, due to the short-term nature of the instruments. Securities owned and securities sold, not yet purchased are valued at fair value using quoted market prices.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture.

SUPPLEMENTARY INFORMATION

VIEWTRADE SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM RULE 15c3-1 DECEMBER 31, 2008

CREDIT:		
Shareholder's equity	$	2,421,193
Liabilities subordinated to claims of general creditors		324,000
Total credits		2,745,193
DEBITS:		
Nonallowable assets:		
Due from related parties		1,618,025
Due from clearing broker		153,998
Property, equipment and software, net		410,084
Other receivables		70,505
Other assets		30,563
Total debits		2,283,175
Net capital before haircuts on securities positions		462,018
Haircuts on securities positions		29,519
NET CAPITAL		432,499
Minimum requirements of 6-2/3% of aggregate indebtedness of $545,779, or $100,000, whicher is greater		100,000
Excess net capital	**$**	**332,499**
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	441,382
Accrued commissions and payroll		33,625
Notes payable		70,947
Other liabilities		20,358
Less: accrued interest on subordinated liabilities		(20,358)
TOTAL AGGREGATE INDEBTEDNESS	**$**	**545,954**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**1.26 to 1**

VIEWTRADE SECURITIES, INC.

RECONCILATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1 INCLUDED IN THE COMPANY'S CORRESPONDIN GUNAUDITED FORM X-17A-5 PART II FILING

DECEMBER 31, 2008

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	432,499
Adjustments:		
Increase in deferred and current income tax provision		(132,451)
Decrease in nonallowable assets		132,451
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	**$**	**432,499**

See the accompanying Independent Auditors' Report

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

**INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5**

The Board of Directors of
ViewTrade Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of ViewTrade Securities, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, although the Company generates financial statements on a timely basis in accordance with generally accepted accounting principles, it does not include footnotes to these statements. Accordingly, this is considered a control deficiency.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

In addition, our review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2008, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 12, 2009

VIEWTRADE SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2008